SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 30, 2004

*This Report on Form 6-K shall be incorporated by reference in
our Registration Statement on Form F-3 as amended (File No. 333-101891) and our Registration Statement on
Form F-3 (File No. 333-114857) to the extent not superseded by documents or reports subsequently
filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended*

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: AngloGold Ashanti unaudited condensed consolidated financial statements as of June 30, 2004 and December 31, 2003 and for each of the six month periods ended June 30, 2004 and 2003, prepared in accordance with U.S. GAAP, and related management's discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with US GAAP

	Six months ended June 30,	
	2004	**2003**
	(unaudited)	(unaudited)
	(in US Dollars, millions, except for share data)	
Sales and other income	1,077	991
Product sales	1,050	972
Interest, dividends and other	27	19
Cost and expenses	1,245	815
Production costs	652	600
Exploration costs	20	18
Related party transactions	26	10
General and administrative	25	23
Royalties	15	14
Market development costs	7	8
Depreciation, depletion and amortization	209	155
Impairment of assets (see note G)	183	12
Interest expense	33	17
Accretion expense	3	3
Employment severance costs	5	1
Profit on sale of assets (see note H)	(4)	(7)
Non-hedge derivative loss/(gains)	71	(39)
(Loss)/income before equity income and income tax	(168)	176
Equity income in affiliates	-	-
(Loss)/income before income tax provision	(168)	176
Deferred income and mining tax benefit/(expensed)	11	(67)
(Loss)/income before minority interest	(157)	109
Minority interest	(9)	(9)
(Loss)/income before cumulative effect of accounting change	(166)	100
Cumulative effect of accounting change (see note F)	-	(3)
Net (loss)/income – applicable to common stockholders	(166)	97
Basic (loss)/earnings per common share : (cents)		
Before cumulative effect of accounting change	(70)	45
Cumulative effect of accounting change	-	(1)
Net (loss)/income – applicable to common stockholders	(70)	44
Diluted (loss)/earnings per common share : (cents)		
Before cumulative effect of accounting change	(70)	45
Cumulative effect of accounting change	-	(1)
Net (loss)/income – applicable to common stockholders	(70)	44
Weighted average number of common shares used in computation	238,129,583	222,737,513
Dividend per common share (cents)	50	82

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET
Prepared in accordance with US GAAP

	At June 30, 2004 (unaudited)	At December 31, 2003
	(in US Dollars, millions)	
Assets		
Current assets	1,602	1,410
Cash and cash equivalents	555	505
Receivables	663	602
Trade	80	47
Derivatives	306	377
Value added taxes	31	27
Other	246	151
Inventories (see note D)	282	202
Materials on the leach pad (see note D)	102	101
Property, plant and equipment, net	4,423	2,555
Acquired properties, net	1,855	936
Goodwill	391	410
Derivatives	134	94
Materials on the leach pad (see note D)	22	7
Other long-term assets	109	170 [1]
Total assets	8,536	5,582
Liabilities and Stockholders' equity		
Current liabilities	1,305	1,202
Accounts payable and accrued liabilities	511	385
Derivatives	428	441
Short-term debt	341	351
Income and mining tax payable	25	25
Long-term debt	1,376	807
Derivatives	341	329
Deferred income and mining tax	1,629	845
Provision for environmental rehabilitation	178	134
Other accrued liabilities	26	12
Provision for post-retirement medical benefits	136	130
Minority interest	55	52
Commitments and contingencies		
Share capital and reserves	3,490	2,071
Common stock		
Stock issued 2004 – 264,403,394 (2003 – 223,136,342)	11	9
Additional paid in capital	4,955	3,415
Accumulated deficit	(893)	(616)
Accumulated other comprehensive income (see note L)	(583)	(737) [1]
Total liabilities and stockholders' equity	8,536	5,582

[1] Certain amounts have been reclassified to conform with the current period presentation.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared in accordance with US GAAP

	Six months ended June 30,	
	2004	**2003**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Net cash provided by operating activities	171	226
(Loss)/income before cumulative effect of accounting change	(166)	100
Reconciled to net cash provided by operations:		
Profit on sale of assets	(4)	(7)
Depreciation, depletion and amortization	209	155
Deferred stripping costs	(17)	(16)
Impairment of assets	183	12
Deferred income and mining tax	(30)	19
Other non cash items	94	21
Net decrease in provision for environmental rehabilitation and post-retirement medical benefits	(5)	(10)
Effect of changes in operating working capital items:		
Receivables	(52)	(39)
Inventories	(16)	(24)
Accounts payable and accrued liabilities	(25)	15
Net cash used in investing activities	(344)	(125)
Additions to property, plant and equipment	(234)	(128)
Proceeds on sale of mining assets	5	2
Cash received as part of disposal	-	1
Cash paid as part of acquisition	(126)	-
Loans receivable advanced	(5)	(1)
Loans receivable repaid	16	1
Net cash generated/(used) in financing activities	214	(221)
Payments of short-term debt	(685)	(51)
Issuance of stock	2	2
Share issue expenses	-	-
Proceeds of long-term debt	1,019	18
Dividends paid	(122)	(190)
Net increase/(decrease) in cash and cash equivalents	41	(120)
Effect of exchange rate changes on cash	9	18
Cash and cash equivalents – January 1,	505	413
Cash and cash equivalents – June 30,	555	311

4

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004

Prepared in accordance with US GAAP

Note A. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2003.

Note B. Business Combination between AngloGold and Ashanti

On April 8, 2004, at the general meeting of AngloGold shareholders, the special resolution approving the change of name of AngloGold to AngloGold Ashanti Limited was passed by the requisite majority of shareholders, while on the same day, Ashanti announced that its shareholders had voted overwhelmingly in favor of the scheme of arrangements for the business combination at a shareholder's meeting held on April 7, 2004. This followed the approval of the Stability Agreement between the Government of Ghana and AngloGold as announced on February 20, 2004.

On April 26, 2004, AngloGold announced that on Friday, April 23, 2004, the High Court in Ghana confirmed the scheme of arrangement, in terms of which AngloGold acquired the entire issued share capital of Ashanti Goldfields Company Limited. The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday, April 26, 2004, thereby giving effect to the merger of the two companies and the name change to AngloGold Ashanti Limited. The new company was listed on the Ghana Stock Exchange on Tuesday, April 27, 2004. Following the Business Combination, Ashanti became a private company and a wholly-owned subsidiary of AngloGold.

Under the terms of the Business Combination, holders of Ashanti securities received for every Ashanti share or Ashanti GDS, 0.29 ordinary shares or 0.29 ADSs of AngloGold. Each ADS represents one ordinary AngloGold share. On April 26, 2004, AngloGold issued 38,400,021 ordinary shares to former Ashanti shareholders and 2,658,000 ordinary shares under the Stability Agreement to the Government of Ghana. On June 29, 2004, AngloGold issued a total of 75,731 ordinary shares to former Ashanti warrant holders pursuant to the Business Combination.

The market value of the issued AngloGold shares was approximately $1,547 million, based on the average quoted value of the shares of $37.62 two days before and after October 15, 2003, the date the terms of the transaction were announced. The market value of the issued shares, together with the cash consideration paid to the Government of Ghana as part of the Stability Agreement and cash consideration paid for outstanding options over Ashanti ordinary shares of approximately $73 million (including transaction costs), gave rise to a total purchase price of approximately $1,620 million.

The transaction was accounted for as a purchase business combination under US GAAP in the second quarter of 2004. Ashanti Goldfields Company Limited was delisted from the London, New York and Ghana stock exchanges in late April 2004. AngloGold Ashanti has performed a preliminary purchase price allocation based on independent appraisals and valuations and in accordance with the provisions of SFAS142, recorded an impairment charge of goodwill on acquisition, relating to the portion of the purchase price which cannot be attributed to the fair value of assets acquired of $183 million in the six months ended June 30, 2004. (Refer to Note G). The final purchase price allocation is not expected to vary significantly from the preliminary allocation. The operations and financial condition of the interests in the companies and assets acquired in Ashanti are included in the US GAAP condensed consolidated financial statements from April 26, 2004, the effective date of the Business Combination.

For information purposes only, the following unaudited pro forma financial data reflects the consolidated results of operations of AngloGold Ashanti as if the Business Combination had taken place on January 1, 2004 and on January 1, 2003:

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004

Prepared in accordance with US GAAP

Note B. Business Combination between AngloGold and Ashanti (continued)

	Six months ended June 30, 2004 (unaudited)		Six months ended June 30, 2003 (unaudited)	
	(in US Dollars, millions, except for share data)			
Total revenue	1,248		1,239	
		Per basic and diluted common share [1] (cents)		Per basic and diluted common share (cents)
Net loss before cumulative effect of accounting change	(13)	(5)	(49)	(19)
Cumulative effect of accounting change	-	-	(3)	(1)
Net loss – applicable to common stockholders	(13)	(5)	(52)	(20)
Basic weighted average number of common shares used in computation	264,373,330		263,871,265	
Diluted weighted average number of common shares used in computation	264,373,330		264,571,342	

[1] The calculation of diluted loss per common share for the six months ended June 30, 2004 did not assume the effect of 10,566,356 shares issuable upon the exercise of Convertible Bonds as their effects are ant-dilutive for this period.

Note C. Ore Reserve development expenditure

The Company has reassessed the useful life of on-reef Ore Reserve development expenditure with effect from January 1, 2004. The effect of this change in estimate on the results for the six months ended June 30, 2004 is as follows:

	Six months ended June 30, 2004		
	(in US Dollars, millions, except for share data)		
	Impact	Per basic common share (cents)	Per diluted common share [1] (cents)
Income before income tax provision	20	8	8
Deferred income and mining tax	(9)	(4)	(4)
Net income	11	4	4

[1] The calculation of diluted earnings per common share for the six months ended June 30, 2004 did not assume the effect of 10,566,356 shares issuable upon the exercise of Convertible Bonds as their effects are ant-dilutive for this period.

Note D. Inventories

	At June 30, 2004 (unaudited)	At December 31, 2003
	(in US Dollars, millions)	
The components of inventory consists of the following :		
Gold in process	168	146
Gold on hand	18	14
Ore stockpiles	70	35
Uranium oxide and sulfuric acid	27	49
Supplies	123	66
	406	310
Less: Heap leach inventory [1]	(124)	(108)
	282	202

[1] Long-term and short-term portions relating to heap leach inventory classified separately as materials on the leach pad.

Note E. Deferred stripping costs

Movements in the deferred stripping costs balance were as follows:

Opening balance	57	5
Addition due to the Business Combination between AngloGold and Ashanti (Refer to Note B)	9	-
Net amount deferred/(amortized)	17	43
Other movements	-	2
Translation	(4)	7
Closing balance	79	57

Deferred stripping costs are classified as a component of Property, plant and equipment and are considered to be insignificant to the balance sheet on a cumulative basis and the amounts deferred or amortized are included in production costs in the condensed consolidated statements of income for all periods presented.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note F. Accounting change

The Company has adopted SFAS143 "Accounting for Asset Retirement Obligations (AROs)" with effect from 1 January 2003 as follows:

Under SFAS143 the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset.

Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Where the obligation is operational of nature, and does not give rise to future economic benefit, the capitalized cost is amortized in the period incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different than the liability recorded.

The adoption of SFAS143 on January 1, 2003 resulted in an increase in Property, plant and equipment of $1 million, an increase in Provision for environmental rehabilitation of $4 million and a cumulative effect of adoption which decreased net income and stockholder's equity by $3 million. No increase in Deferred income and mining tax was recorded upon the adoption of SFAS143.

	(in US Dollars, millions)
The following is a reconciliation of the total liabilities for asset retirement obligations:	
Balance as at December 31, 2003	134
Addition due to the Business Combination between AngloGold and Ashanti (Refer to Note B)	37
Additions to liabilities	7
Liabilities settled	(3)
Accretion expense	3
Revisions	(2)
Translation	2
Balance as at June 30, 2004	178

Note G. Impairment of assets

In the six months ended June 30, 2004 the Company recorded an impairment of assets of $183 million relating to the purchase price allocated to goodwill in the Business Combination between AngloGold and Ashanti (Refer to Note B), as part of interim impairment testing performed in accordance with the provisions of SFAS142. An impairment of $12 million was recorded in the six months ended June 30, 2003 relating to the abandonment of exploration activities in the Australian region.

Note H. Profit on sale of assets

The profit on sale of assets of $4 million recorded in the six months ended June 30, 2004 mainly comprises a profit of $3 million (before taxation of $1 million) on sale of the Western Tanami Project in Australia to Tanami Gold NL. In the six months ended June 30, 2003 the Company recorded a profit on disposal of $10 million ($nil million tax effect) on the sale of its 70 percent interest in the Jerritt Canyon Joint Venture in North America to Queenstake Resources USA Inc. and a loss of $3 million (before taxation expense of $1 million) on the sale of its wholly owned Amapari Project to Mineração Pedra Branca do Amapari, located in North Brazil.

Note I. Stock-based compensation plans

The Company has adopted the disclosure-only provisions of SFAS123 and applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its employee stock-based compensation plans.

At June 30, 2004, the Company has two stock-based employee compensation plans, which consists of time-based awards and the performance related awards as disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2003. During the six months ended June 30, 2004 and 2003 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock on the date of grants.

As of June 30, 2004 $4 million compensation credit was recognized and reversed in additional paid in capital, related to the performance awards under APB No. 25, of which the exercise price was greater than or equal to the fair market value at the end of the reporting period. The performance related options are accounted for as variable compensation awards, accordingly the compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note I. Stock-based compensation plans (continued)

	Six months ended June 30,	
	2004	**2003**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Net (loss)/income, as reported	(166)	97
Deduct: Variable compensation awards credit as calculated under APB No. 25	(4)	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(6)	(5)
Pro forma net (loss)/income	(176)	92
Earnings per share (cents)		
Basic – as reported	(70)	44
Basic – pro forma	(74)	41
Diluted [1] – as reported	(70)	44
Diluted [1] – pro forma	(74)	41

[1] The calculation of diluted (loss)/earnings per common share for the six months ended June 30, 2004 did not assume the effect of 10,566,356 shares issuable upon the exercise of Convertible Bonds as their effects are ant-dilutive for this period.

Note J. Segment information

	Six months ended June 30,	
	2004	**2003**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. In the six months ended June 30, 2004 the Company changed its presentation of segment information from a regional basis to operating segments by country. Following the change in the composition of reportable segments and where applicable, the Company has restated the corresponding items of segment information for all earlier periods presented.

Revenues by area		
South Africa	607	550
Argentina	36	42
Australia	78	82
Brazil	76	71
Ghana [1]	54	-
Guinea [1]	1	-
Mali	82	111
Namibia	13	14
North America	51	83
Tanzania [2]	77	38
Zimbabwe [1]	2	-
Corporate and other	-	-
Total revenues	1,077	991
Segment (loss)/income before deferred income and mining tax		
South Africa	44	92
Argentina	1	13
Australia	24	(4)
Brazil	36	32
Ghana [1]	(121)	-
Guinea [1]	(9)	-
Mali	8	37
Namibia	2	6
North America	-	3
Tanzania [2]	(39)	-
Zimbabwe [1]	-	-
Corporate and other	2	(1)
Total segment (loss)/income	(52)	178

[1] Operations acquired as part of the Business Combination between AngloGold and Ashanti (Refer to Note B)

[2] Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the Business Combination between AngloGold and Ashanti (Refer to Note B)

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note J. Segment information (continued)

	Six months ended June 30,	
	2004	**2003**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Reconciliation of segment (loss)/income to Net (loss)/income		
Segment total	(52)	178
Exploration costs	(20)	(18)
General and administrative expenses	(25)	(23)
Non-hedge derivative (loss)/gains	(71)	39
Deferred income and mining tax benefit/(expensed)	11	(67)
Minority interest	(9)	(9)
Cumulative effect of accounting change	-	(3)
Net (loss)/income	(166)	97

	At Jun 30, 2004	At December 31, 2003
	(unaudited)	
	(in US Dollars, millions)	
Segment assets		
South Africa	3,379	3,123
Argentina	238	264
Australia	613	649
Brazil	297	286
Ghana [1]	1,886	-
Guinea [1]	143	-
Mali	289	301
Namibia	32	30
North America	410	416
Tanzania [2]	898	154
Zimbabwe [1]	3	-
Corporate and other	348	359
Total segment assets	8,536	5,582

[1] Operations acquired as part of the Business Combination between AngloGold and Ashanti (Refer to Note B)

[2] Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the Business Combination between AngloGold and Ashanti (Refer to Note B)

Note K. Loss/(earnings) per share data

The following table sets forth the computation of basic and diluted (loss)/earnings per share for the periods indicated.

	Six months ended June 30,	
	2004	**2003**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Numerator		
(Loss)/income before cumulative effect of accounting change	(166)	100
Cumulative effect of accounting change	-	(3)
Net (loss)/income – applicable to common stockholders	(166)	97
Denominator for basic (loss)/earnings per common share		
Weighted average number of common shares	238,129,583	222,737,513
Basic (loss)/earnings per common share (cents)	(70)	44
Dilutive potential common shares		
Weighted average number of common shares	238,129,583	222,737,513
Dilutive potential of stock incentive options	-	700,077
Dilutive potential of Convertible Bonds	-[1]	-
Denominator for diluted (loss)/earnings per common share		
Adjusted weighted average number of common shares and assumed conversions	238,129,583	223,437,590
Diluted (loss)/earnings per common share (cents)	(70)	44

[1] The calculation of diluted (loss)/earnings per common share for the six months ended June 30, 2004 did not assume the effect of 10,566,356 shares issuable upon the exercise of Convertible Bonds as their effects are ant-dilutive for this period.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note L. Accumulated other comprehensive income

Other comprehensive income, consists of the following:

	Six months ended June 30,	
	2004	**2003**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Opening balance	(737)	(1,021)
Translation gain / (loss)	31	217
Financial instruments	123	80
	(583)	(724)
Net (loss)/income	(166)	97
Translation gain / (loss)	31	217
Financial instruments	123	80
Total other comprehensive income is:	(12)	394

Note M. Employee benefit plans

The Company has made provision for pension and provident schemes covering substantially all employees.

Components of net periodic benefit cost

	Six months ended June 30,			
	2004		**2003**	
	(unaudited)		(unaudited)	
	(in US Dollars, millions)			
	Pension benefits	**Other benefits**	**Pension benefits**	**Other benefits**
Service cost	1	-	2	-
Interest cost	6	6	6	6
Expected return on plan assets	6	-	(6)	-
Amortization of prior service cost	-	-	1	9
Amortization of net (gain)/loss	4	-	-	-
Net periodic benefit cost	17	6	3	15

Employer contributions

As disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2003, it expected to contribute $8 million to its pension plan in 2004. As of June 30, 2004, $4 million of contributions have been made, with an expected $4 million to be made towards the total expected contributions during the remaining six months of 2004.

In addition, on June 30, 2004 the Company contributed $5 million to fund its pension plan, as part of a total anticipated contribution of $28 million over a period of eight years.

Note N. Commitments and contingencies

North America – Reclamation
Pursuant to US environmental regulations, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold North America has posted reclamation bonds with various federal and governmental agencies to cover potential environmental obligations in amounts aggregating approximately: $45 million.
AngloGold Ashanti has provided a guarantee for these obligations which would be payable in the event of AngloGold North America not being able to meet their environmental obligations. As at June 30, 2004 the carrying value of these environmental obligations relating to AngloGold North America amounted to $21 million and are included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The environmental obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.

North America – Equipment leases
Pursuant to the assignment of equipment leases to Queenstake Resources USA Inc., as a result of the sale of Jerritt Canyon effective June 30, 2003, AngloGold North America has become secondarily liable in the event of a default by Queenstake Resources USA Inc. in performance of any of the lessee's obligations arising under the Lease. These agreements have a approximate term of 3 years and the maximum potential amount of future payments amounted to $1 million.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note N. Commitments and contingencies (continued)

Geita – Project finance loan
AngloGold Ashanti has provided a letter of credit in favor of the Geita project finance lenders for: $19 million.
The letter of credit may be called if Geita Gold Mining Limited fails to perform under their project finance agreement and has a potential maximum tenor in accordance with this agreement. The Geita Project Finance loan is included in Long-term debt in the Company's consolidated balance sheet. In this event, Geita Gold Mining Limited would be liable to AngloGold Ashanti.

Yatela loan
AngloGold Ashanti has signed as surety in favor of the bankers on the Yatela loan for $5 million. This loan is included in Long-term debt in the Company's consolidated balance sheet.

AngloGold Offshore Investments Limited – Nufcor International Limited loan facility
During September 2003, AngloGold Offshore Investments Limited a wholly-owned subsidiary of AngloGold Ashanti increased its existing guarantee of 50 percent of the Nufcor International Limited loan facility with RMB International (Dublin) Limited from $25 million to $40 million. AngloGold Ashanti has a 50 percent interest in its subsidiary Nufcor International Limited. This loan is included in Long-term debt in the Company's consolidated balance sheet.

Australia – Exploration and development tenements
AngloGold Ashanti has given collateral to certain bankers for satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia amounting to: $12 million.

North America – Gold shipments claims
AngloGold North America has a potential liability in respect of preference claims from a third party amounting to: $2 million.
The potential liability is in respect of gold shipments returned by the third party to AngloGold North America, which the bankruptcy trustee is claiming should not have been returned and final shipments that should not have been paid as the third party had filed for protection under Chapter 11 of the U.S. Bankruptcy Code.

Tax claims – Mali and South America
Tax claims in Mali including interest and penalties of: $6 million
Discussions with the Mali Government continue as to the validity of tax claims including interest and penalties. The claims have arisen due to new legislation that is in conflict with AngloGold Ashanti's prior mining convention stability agreements and different interpretations of the legislation. The final outcome of these claims cannot be determined at present.

Various existing equipment tax claim guarantees in South America amounting to: $3 million.

US Class Actions
The consolidated class action which commenced in the year 2000 against the former Ashanti Goldfields Company Limited, is pending against the Company and one officer and director and one former director of Ashanti Goldfields Company Limited under United States Federal Securities laws in the United States District Court for the Eastern District of New York. The complaint alleges non-disclosures and misstatements regarding Ashanti Goldfields Company Limited's hedging position and hedging programme. The plaintiffs contend that the Company and the individual defendants' actions violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated under that Act. The plaintiffs seek unspecified damages, attorneys' and experts' fees and other reliefs. The damages sought by the plaintiffs have not yet been specified, as is common practice in US litigation at the current state of proceedings.
The Company continues to vigorously defend the action. Depositions of key witnesses have been taken. Certain pre-trial motions filed by both parties have yet to be resolved by the trial court. Although the Company cannot make any assurances regarding the ultimate result of the litigation at this stage, based on its current knowledge, it believes that the outcome will have no material adverse effect on the Company's financial position.

Kimin – Employee Actions
A number of expatriate employees instituted an action against Kilo-Moto Mining Corporation ("Kimin"), a subsidiary of the Company, and against the Company in the Brussels Labour Court for arrears of salary, severance payments and payment in lieu of holiday. Other claims have been made against the Company and Kimin by other ex-employees, consultants and third party creditors. The Company is currently evaluating these claims. Based on information currently available, the Company believes that this potential liability has been reasonably provided for in its consolidated financial statements.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note N. Commitments and contingencies (continued)

Siguiri – Tax Demands
The Government of the Republic of Guinea has demanded 23 billion Guinean francs (approximately $11 million) from Société Ashanti Goldfields de Guinée S.A. ("SAG") in respect of withholding and other taxes. SAG has a Convention de Base with the Republic of Guinea which provides for exemptions from these items and is therefore contesting this demand.
During May 2004 the Government of Guinea had placed an embargo on all imports and exports by the Siguiri mine, including the export of gold bullion and the import of diesel (Refer to Note O).

Note O. Recent developments

During the six months ended June 30, 2004 AngloGold Ashanti made the following announcements:

Embargo by the Government of Guinea for Siguiri Mine

On May 26, 2004, the Company announced that the Government of Guinea had placed an embargo on imports and exports by AngloGold Ashanti's Siguiri Mine. This was followed by a further announcement on June 14, 2004 in which the Company advised that constructive discussions had commenced and that the supply of diesel fuel to the mine had resumed. However, the embargo on the export of gold from Siguiri remains in place. AngloGold Ashanti is using its best efforts to bring this undesirable state of affairs to a speedy and satisfactory resolution.

Three-day strike at Morila

On June 21, 2004, AngloGold Ashanti announced that talks between management and union representatives were continuing, following the return to work by the workforce after a three day strike at Morila.

Termination – sale of Union Reefs Gold Mine

Following an announcement made on November 14, 2003 in which the Company advised that an agreement had been entered into for the sale of Union Reefs Gold Mine and associated assets and tenements, AngloGold Ashanti advises that the agreement has been terminated and related negotiations for the sale have ceased but that the Company continues to explore other options for the sale of these gold mining assets.

AngloGold Ashanti acquires 29.9 % stake in Trans-Siberian Gold plc

On July 1, 2004 AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc for the acquisition of a 29.9 percent stake in the company through an equity investment of approximately £17.6m (approximately $32 million). This first move into Russia allows AngloGold Ashanti the opportunity of establishing an association with credible partners familiar with the environment.

Note P. Declaration of dividends

On January 29, 2004, AngloGold declared a final dividend of 335 South African cents (49.82 US cents) per ordinary share for the year ended December 31, 2003 with a record date of February 20, 2004 and a payment date of February 27, 2004 for holders of ordinary shares and CDIs, and March 8, 2004 for holders of ADSs. On July 29, 2004 AngloGold Ashanti declared an interim dividend of 170 South African cents (approximately 27 US cents) per ordinary share for the six months ended June 30, 2004 with a record date of August 20, 2004 and a payment date of August 27, 2004 for holders of ordinary shares and CDIs, August 30, 2004 for holders of GhDSs and September 7, 2004 for holders of ADSs. 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

Note Q. Supplemental condensed consolidating financial information

Subject to the necessary regulatory approvals, it is AngloGold Ashanti's current intention to transfer certain of its operations and assets located outside South Africa (excluding certain operations and assets in the United States) to AngloGold Holdings plc. (originally SMI Holdings Limited and formerly AngloGold Holdings Limited) ("IOMco"), its wholly-owned subsidiary. IOMco is an Isle of Man registered company.

It is AngloGold Ashanti's current intention that from time to time IOMco may assume or issue debt securities which may be fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the "Guarantor"). The following is condensed consolidating financial information for the AngloGold Ashanti group as of June 30, 2004 and December 31, 2003 and for the six months ended June 30, 2004 and 2003, with a separate column for each of IOMco as Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the AngloGold Ashanti group combined (the "Non-Guarantor Subsidiaries"). For the purposes of the condensed consolidating financial information, AngloGold Ashanti carries its investments under the equity method.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note Q. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income
FOR THE SIX MONTHS ENDED JUNE 30, 2004
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
Sales and other income	612	1	475	(11)	1,077
Product sales	585	-	465	-	1,050
Interest, dividends and other	27	1	10	(11)	27
Costs and expenses	634	1	610	-	1,245
Production costs	422	-	230	-	652
Exploration costs	4	-	16	-	20
Related party transactions	14	-	12	-	26
General and administrative	21	-	4	-	25
Royalties paid/(received)	-	-	15	-	15
Market development costs	5	-	2	-	7
Depreciation, depletion and amortization	77	-	132	-	209
Impairment of assets	-	-	183	-	183
Interest expense	21	1	11	-	33
Accretion expense	3	-	-	-	3
Employment severance costs	5	-	-	-	5
Profit on sale of assets	-	-	(4)	-	(4)
Non-hedge derivative loss	62	-	9	-	71
Loss before equity income and income tax	(22)	-	(135)	(11)	(168)
Equity income in affiliates	-	-	-	-	-
Equity (loss)/income in subsidiaries	(164)	-	-	164	-
(Loss)/income before income tax provision	(186)	-	(135)	153	(168)
Deferred income and mining tax benefit/(expensed)	25	-	(14)	-	11
(Loss)/income before minority interest	(161)	-	(149)	153	(157)
Minority interest	-	-	(9)	-	(9)
(Loss)/income after minority interest	(161)	-	(158)	153	(166)
Preferred stock dividends	(5)	-	(6)	11	-
(Loss)/income before cumulative effect of accounting change	(166)	-	(164)	164	(166)
Cumulative effect of accounting change	-	-	-	-	-
Net (loss)/income - applicable to common stockholders	(166)	-	(164)	164	(166)

13

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note Q. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
Sales and other income	573	-	446	(28)	991
Product sales	536	-	436	-	972
Interest, dividends and other	37	-	10	(28)	19
Costs and expenses	439	-	376	-	815
Production costs	382	-	218	-	600
Exploration costs	1	-	17	-	18
Related party transactions	10	-	-	-	10
General and administrative	21	-	2	-	23
Royalties paid/(received)	29	-	(15)	-	14
Market development costs	8	-	-	-	8
Depreciation, depletion and amortization	39	-	116	-	155
Impairment of assets	-	-	12	-	12
Interest expense	5	-	12	-	17
Accretion expense	1	-	2	-	3
Employment severance costs	1	-	-	-	1
Loss/(profit) on sale of assets	1	-	(8)	-	(7)
Non-hedge derivative (gains)/loss	(59)	-	20	-	(39)
Income/(loss) before equity income and income tax	134	-	70	(28)	176
Equity income in affiliates	-	-	-	-	-
Equity income/(loss) in subsidiaries	25	-	-	(25)	-
Income/(loss) before income tax provision	159	-	70	(53)	176
Deferred income and mining tax expensed	(57)	-	(10)	-	(67)
Income/(loss) before minority interest	102	-	60	(53)	109
Minority interest	-	-	(9)	-	(9)
Income/(loss) after minority interest	102	-	51	(53)	100
Preferred stock dividends	(5)	-	(23)	28	-
Income/(loss) before cumulative effect of accounting change	97	-	28	(25)	100
Cumulative effect of accounting change	-	-	(3)	-	(3)
Net income/(loss) - applicable to common stockholders	97	-	25	(25)	97

14

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note Q. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT JUNE 30, 2004
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
ASSETS					
Current Assets	1,294	1,072	4,295	(5,059)	1,602
Cash and cash equivalents	122	199	234	-	555
Receivables	1,087	873	3,762	(5,059)	663
Trade	38	-	42	-	80
Inter-group balances	695	853	3,511	(5,059)	-
Derivatives	232	-	74	-	306
Value added taxes	4	-	27	-	31
Other	118	20	108	-	246
Inventories	85	-	197	-	282
Materials on the leach pad	-	-	102	-	102
Property, plant and equipment, net	1,698	-	2,725	-	4,423
Acquired properties, net	314	-	1,541	-	1,855
Goodwill	-	-	650	(259)	391
Derivatives	125	-	9	-	134
Materials on the leach pad	-	-	22	-	22
Other long-term assets	2,768	1,522	160	(4,341)	109
Total assets	6,199	2,594	9,402	(9,659)	8,536
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities	1,237	24	5,048	(5,004)	1,305
Accounts payable and accrued liabilities	245	16	210	40	511
Inter-group balances	637	-	4,407	(5,044)	-
Derivatives	311	-	117	-	428
Short-term debt	25	8	308	-	341
Income and mining tax payable	19	-	6	-	25
Long-term debt	318	989	69	-	1,376
Derivatives	115	-	226	-	341
Deferred income and mining tax	827	-	842	(40)	1,629
Provision for environmental rehabilitation	62	-	116	-	178
Other accrued liabilities	1	-	25	-	26
Provision for post-retirement medical benefits	134	-	2	-	136
Minority interest	15	-	40	-	55
Commitments and contingencies					
Share capital and reserves	3,490	1,581	3,034	(4,615)	3,490
Common stock issued	11	-	1,056	(1,056)	11
Additional paid in capital	4,955	1,581	901	(2,482)	4,955
Accumulated deficit	(893)	-	(389)	389	(893)
Accumulated other comprehensive income	(583)	-	1,466	(1,466)	(583)
Total liabilities and stockholders' equity	6,199	2,594	9,402	(9,659)	8,536

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note Q. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT DECEMBER 31, 2003
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
ASSETS					
Current Assets	1,547	-	1,475	(1,612)	1,410
Cash and cash equivalents	280	-	225	-	505
Receivables	1,157	-	1,057	(1,612)	602
Trade	23	-	24	-	47
Inter-group balances	746	-	866	(1,612)	-
Derivatives	316	-	61	-	377
Value added taxes	11	-	16	-	27
Other	61	-	90	-	151
Inventories	110	-	92	-	202
Materials on the leach pad	-	-	101	-	101
Property, plant and equipment, net	1,452	-	1,103	-	2,555
Acquired properties, net	313	-	623	-	936
Goodwill	3	-	666	(259)	410
Derivatives	85	-	9	-	94
Materials on the leach pad	-	-	7	-	7
Other long-term assets	1,545	-	171	(1,546)	170
Total assets	4,945	-	4,054	(3,417)	5,582
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities	1,526	-	1,228	(1,552)	1,202
Accounts payable and accrued liabilities	244	-	106	35	385
Inter-group balances	662	-	925	(1,587)	-
Derivatives	328	-	113	-	441
Short-term debt	284	-	67	-	351
Income and mining tax payable	8	-	17	-	25
Long-term debt	297	-	510	-	807
Derivatives	144	-	185	-	329
Deferred income and mining tax	716	-	164	(35)	845
Provision for environmental rehabilitation	49	-	85	-	134
Other accrued liabilities	-	-	12	-	12
Provision for post-retirement medical benefits	128	-	2	-	130
Minority interest	14	-	38	-	52
Commitments and contingencies					
Share capital and reserves	2,071	-	1,830	(1,830)	2,071
Common stock issued	9	-	451	(451)	9
Additional paid in capital	3,415	-	1,111	(1,111)	3,415
Retained deficit	(616)	-	220	(220)	(616)
Accumulated other comprehensive income	(737)	-	48	(48)	(737)
Total liabilities and stockholders' equity	4,945	-	4,054	(3,417)	5,582

16

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004…………continued

Prepared in accordance with US GAAP

Note Q. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flow

FOR THE SIX MONTHS ENDED JUNE 30, 2004

(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	**IOMco** (the "Issuer")	**Other subsidiaries** (the "Non-Guarantor Subsidiaries")	**Cons adjustments**	**Total**
			(the "Non-Guarantor Subsidiaries")		
Net cash provided by/(used in) operating activities	367	(606)	421	(11)	171
(Loss)/income after minority interest	(161)	-	(158)	153	(166)
Reconciled to net cash provided by/(used in) operations:					
Profit on sale of assets	-	-	(4)	-	(4)
Depreciation, depletion and amortization	77	-	132	-	209
Deferred stripping costs	-	-	(17)	-	(17)
Impairment of assets	-	-	183	-	183
Deferred income and mining tax	(36)	-	6	-	(30)
Other non cash items	262	(5)	1	(164)	94
Net decrease in provision for environmental rehabilitation and post-retirement medical benefits	-	-	(5)	-	(5)
Effect of changes in operating working capital items:					
Net movement in inter-group receivables and payables	240	(602)	362	-	-
Receivables	(48)	1	(5)	-	(52)
Inventories	25	-	(41)	-	(16)
Accounts payable and accrued liabilities	8	-	(33)	-	(25)
Net cash used in investing activities	(147)	(183)	(14)	-	(344)
Additions to property, plant and equipment	(142)	-	(92)	-	(234)
Proceeds on sale of mining assets	-	-	5	-	5
Cash received as part of disposal	-	-	-	-	-
Cash paid as part of acquisition	-	(183)	57	-	(126)
Loans receivable advanced	(5)	-	-	-	(5)
Loans receivable repaid	-	-	16	-	16
Net cash (used)/generated in financing activities	(375)	988	(410)	11	214
Payments of short-term debt	(286)	-	(399)	-	(685)
Insurance of stock	2	-	-	-	2
Share issue expenses	-	-	-	-	-
Proceeds of long-term debt	25	988	6	-	1,019
Dividends paid	(116)	-	(17)	11	(122)
Net (decrease)/increase in cash and cash equivalents	(155)	199	(3)	-	41
Effect of exchange rate changes on cash	(3)	-	12	-	9
Cash and cash equivalents – January 1,	280	-	225	-	505
Cash and cash equivalents – June 30,	122	199	234	-	555

17

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note Q. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flow
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
Net cash provided by/(used in) operating activities	89	-	165	(28)	226
Income/(loss) after minority interest	102	-	51	(53)	100
Reconciled to net cash provided by/(used in) operations:					
Loss/(profit) on sale of assets	1	-	(8)	-	(7)
Depreciation, depletion and amortization	39	-	116	-	155
Deferred stripping costs	-	-	(16)	-	(16)
Impairment of assets	-	-	12	-	12
Deferred income and mining tax	37	-	(18)	-	19
Other non cash items	(54)	-	50	25	21
Net decrease in provision for environmental rehabilitation and post-retirement medical benefits	(6)	-	(4)	-	(10)
Effect of changes in operating working capital items:					
Net movement in inter-group receivables and payables	11	-	(11)	-	-
Receivables	(42)	-	3	-	(39)
Inventories	(8)	-	(16)	-	(24)
Accounts payable and accrued liabilities	9	-	6	-	15
Net cash used in investing activities	(77)	-	(48)	-	(125)
Additions to property, plant and equipment	(76)	-	(52)	-	(128)
Proceeds on sale of mining assets	(1)	-	3	-	2
Cash received as part of disposal	-	-	1	-	1
Cash paid as part of acquisition	-	-	-	-	-
Loans receivable advanced	-	-	(1)	-	(1)
Loans receivable repaid	-	-	1	-	1
Net cash (used)/generated in financing activities	(188)	-	(61)	28	(221)
Payments of short-term debt	(7)	-	(44)	-	(51)
Insurance of stock	2	-	-	-	2
Share issue expenses	-	-	-	-	-
Proceeds of long-term debt	12	-	6	-	18
Dividends paid	(195)	-	(23)	28	(190)
Net (decrease)/increase in cash and cash equivalents	(176)	-	56	-	(120)
Effect of exchange rate changes on cash	9	-	9	-	18
Cash and cash equivalents – January 1,	184	-	229	-	413
Cash and cash equivalents – June 30,	17	-	294	-	311

Operating and financial review and prospects

In the following related management's discussion of operating and financial review and prospects, references to $ are to the lawful currency of the United States, references to A$ are to the lawful currency of Australia and references to BRL are to the lawful currency of Brazil.

Overview

AngloGold Ashanti is a global gold producer with 25 operations in 11 countries, and gold production nearing 7 million ounces annually. The company was formed in 2004 as a result of the completed Business Combination of AngloGold and Ashanti Goldfields. The combined company has one of the world's largest reserves and resources bases and focused exploration activities around the globe. Employing more than 62,500 people around the world, AngloGold Ashanti is listed on the following exchanges: JSE Securities Exchange South Africa (JSE) as well as the London, New York, Ghana and Australian stock exchanges and Euronext Paris and Euronext Brussels.

Introduction

> ***Operating results***

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. As a result, AngloGold Ashanti's operating results are directly related to the price of gold which can fluctuate widely and are affected by numerous factors beyond its control, including industrial and jewellery demand, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold Ashanti's cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects

> ***Impact of exchange rate fluctuations***

In line with the global trend of a weaker US dollar, the rand strengthened against the US dollar by 7 percent in the first six months of 2004 (based on the exchange rates of R6.67 and R6.23 per US dollar on January 1, 2004 and June 30, 2004, respectively). In addition, when comparing the average exchange rates of the rand against the US dollar of R6.67 and R8.03 during the first six months of 2004 and 2003, respectively, the value of the rand gained 17 percent against the US dollar. The Australian dollar also strengthened against the US dollar by 17 percent based on the average exchange rates of A$1.35 and A$1.62 per US dollar during the first six months of 2004 and 2003, respectively. As a result of these strong local currencies, production costs expressed in US dollars increased during the six-month period ended June 30, 2004 when compared with the same period of 2003 which negatively impacted on the profitability of AngloGold Ashanti.

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding Business Combination and acquisition opportunities.

On May 23, 2003, the Company announced that it had signed an agreement to sell its wholly-owned Amapari Project to Mineração Pedra Branca do Amapari. The effective date of the transaction was May 19, 2003. The Amapari project is located in the State of Amapá, North Brazil.

On June 6, 2003, the Company announced that it had finalized the sale of its 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia to Helix Resources Limited. Helix's proposed acquisition of AngloGold's rights to the Tarcoola Project, 60 kilometres to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms, as announced on April 8, 2003.

On July 2, 2003, the Company announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc. effective June 30, 2003. This followed negotiations originally announced on February 27, 2003. Queenstake accepted full closure and reclamation liabilities. The shares acquired by AngloGold in this transaction were issued by Queenstake Resources Limited, a subsidiary of Queenstake, and represents approximately 9.2 percent of that company's issued share capital. AngloGold disposed of its entire interest in Queenstake during November 2003.

On January 20, 2004, the Company announced that it had received a cash payment of A$3.75 million and 25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the Western Tanami Project. This follows an initial payment of A$250,000 made on November 24, 2003, when the Heads of Agreement was signed by the companies.

Following an announcement made on November 14, 2003 in which the Company advised that an agreement had been entered into for the sale of Union Reefs Gold Mine and associated assets and tenements, AngloGold Ashanti advises that the agreement has been terminated and related negotiations for the sale have ceased but that the Company continues to explore other options for the sale of these gold mining assets.

On July 1, 2004 AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc for the acquisition of a 29.9 percent stake in the company through an equity investment of approximately £17.6m (approximately $32 million). This first move into Russia allows AngloGold Ashanti the opportunity of establishing an association with credible partners familiar with the environment.

AngloGold Ashanti Business Combination

On May 16, 2003, AngloGold and Ashanti confirmed that they were in discussions regarding a proposed Business Combination of the two companies and on August 4, 2003 the companies announced that they had agreed the terms of a recommended Business Combination at an exchange ratio of 0.26 ordinary shares for every Ashanti share. On the same date, AngloGold entered into the Lonmin Support Deed, pursuant to which Lonmin, which held 27.6 percent of Ashanti's issued share capital, agreed, among other things, to vote its Ashanti shares in favor of the Business Combination. After further discussions with AngloGold and detailed, careful consideration of a competitive proposal, and following the increase by AngloGold in the offer consideration from 0.26 to 0.29 ordinary shares, the Ashanti Board announced on October 14, 2003 that it was recommending the improved final offer from AngloGold.

On October 28, 2003, the Government of Ghana, which held 16.8 percent of Ashanti's issued share capital, announced its support for the AngloGold offer, as well as the principal terms of a stability undertaking which the Government of Ghana intended to enter into with AngloGold. On December 12, 2003, AngloGold and the Government of Ghana entered into the Government Support Deed, pursuant to which the Government of Ghana agreed, among other things, to vote its Ashanti shares in favor of the Business Combination. Following the approval by the Parliament of Ghana of the terms of the Stability Agreement on February 18, 2004, AngloGold and the Government of Ghana executed the Stability Agreement.

The Business Combination was effected by means of a scheme of arrangement under Ghanaian law which required the approval of not less than three-fourths of the votes cast by Ashanti shareholders present and entitled to vote either in person or by proxy, and the confirmation of the High Court of Ghana. The extraordinary meeting of Ashanti's shareholders required to approve the scheme of arrangement took place on April 7, 2004.

On April 8, 2004, at the general meeting of AngloGold shareholders, the special resolution approving the change of name of AngloGold to AngloGold Ashanti Limited was passed by the requisite majority of shareholders, while on the same day, Ashanti announced that its shareholders had voted overwhelmingly in favor of the scheme of arrangements for the business combination at a shareholder's meeting held on April 7, 2004.

On April 26, 2004, AngloGold announced that on Friday, April 23, 2004, the High Court in Ghana confirmed the scheme of arrangement, in terms of which AngloGold acquired the entire issued share capital of Ashanti Goldfields Company Limited.   The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday, April 26, 2004, thereby giving effect to the merger of the two companies and the name change to AngloGold Ashanti Limited. The new company was listed on the Ghana Stock Exchange on Tuesday, April 27, 2004. Following the Business Combination, Ashanti became a private company and a wholly-owned subsidiary of AngloGold.

Under the terms of the Business Combination, holders of Ashanti securities received for every Ashanti share or Ashanti GDS, 0.29 ordinary shares or 0.29 ADSs of AngloGold. Each ADS represents one ordinary AngloGold share. On April 26, 2004, AngloGold issued 38,400,021 ordinary shares to former Ashanti shareholders and 2,658,000 ordinary shares under the Stability Agreement to the Government of Ghana. On June 29, 2004, AngloGold issued a total of 75,731 ordinary shares to former Ashanti warrant holders pursuant to the Business Combination.

The market value of the issued AngloGold shares was approximately $1,547 million, based on the average quoted value of the shares of $37.62 two days before and after October 15, 2003, the date the terms of the transaction were announced. The market value of the issued shares, together with the cash consideration paid to the Government of Ghana as part of the Stability Agreement and cash consideration paid for outstanding options over Ashanti ordinary shares of approximately $73 million (including transaction costs), gave rise to a total purchase price of approximately $1,620 million.

The transaction was accounted for as a purchase business combination under US GAAP in the second quarter of 2004. Ashanti Goldfields Company Limited was delisted from the London, New York and Ghana stock exchanges in late April 2004. AngloGold Ashanti has performed a preliminary purchase price allocation based on independent appraisals and valuations and in accordance with the provisions of SFAS142, recorded an impairment charge of goodwill on acquisition of $183 million in the six months ended June 30, 2004 as described by note G "Impairment of assets" to the condensed consolidated financial statements contained in this interim report. The final purchase price allocation is not expected to vary significantly from the preliminary allocation. The operations and financial condition of the interests in the companies and assets acquired in Ashanti are included in the US GAAP condensed consolidated financial statements from April 26, 2004, the effective date of the Business Combination.

Gold market

During much of the first half of 2004, the spot price of gold traded in a looser correlation to the US dollar/euro exchange rate than had prevailed during the latter half of 2003. The sharp fall in the spot price in April of 2004 was brought about in part by surprisingly positive US economic data, and consequent inflation fears, and in part by growing concerns in commodity markets in general, triggered by the announcement of stricter credit controls in China to curb credit expansion in that economy and slow the pace of growth that China has enjoyed in the past year.

However, during the latter part of the June 2004 quarter, and in July 2004, the spot price of gold regained a much closer correlation to changes in the value of the US dollar against the euro. The major event in the currency markets this quarter was the end of several months of US dollar strength against the euro, and a return to a weaker US currency. The US dollar recovered by mid-May 2004 to $1.176 to the euro, an exchange rate last seen six months ago, before renewed concerns with the US economy asserted themselves. The resumption of dollar weakness against the euro starting in mid-May 2004 triggered new buying in gold as a currency hedge, lifting the spot price to almost $400 per ounce by the end of the quarter, and to $408 per ounce during July 2004.

The June quarter of 2004 saw the US trade deficit rise further, and we believe there is little likelihood of policy change to address the US budget deficit during a presidential election year. As the Federal Reserve signalled the end of the current cycle of US monetary and interest rate policy by the first increase in the US discount rate in more than four years, it is still unclear whether the change in interest rate policy will signal also the end of the three year cycle of dollar retracement against the euro.

As has been the case throughout the rise in the gold price, investor and speculator interest in gold has been the direct mover of the gold price, reflected specifically in changes in the open position in gold contracts on the New York Commodities Exchange, or Comex. On Comex, the June quarter of 2004 saw the largest change in open positions in several years, as the net long position of Comex fell from 22.6 million ounces in early April to little more than 7 million ounces net long in mid-May 2004, reflecting net sales of gold by investors and speculators in that market of over 450 tonnes of gold over a period of six weeks. This increased selling activity resulted in a decrease in the spot price of gold to about $371 per ounce in early May of 2004.

Since May of 2004, Comex has traded largely in a neutral zone, with small additions to the net long position. The June quarter of 2004 closed with a Comex net long position of 9.7 million ounces or 301 tonnes. The gold price was sustained by nett buying on Comex since the end of this quarter, but the market appears to have moved largely sideways during July 2004.

The global picture of the gold market in 2003 was one in which physical supply continued to rise modestly (driven by increases in scrap and official sector sales), whilst global offtake of gold in jewellery continued to slip (by 5.5 percent in 2003). The physical supply of over 900 tonnes of gold which was surplus to fabrication offtake in 2003 was squared by net de-hedging, and by a sharp increase in assumed offtake of gold by investors and speculators. 2003 saw the largest physical surplus of gold in the gold market in thirty years of supply and demand statistics on this market, and the market in 2004 appears to indicate the same surplus trend.

For the second quarter of 2004, there was encouraging physical buying during the first half of the quarter which experienced lower gold prices, but this offtake softened by the end of the quarter. In India, the end of the favorable season for marriage (between December and May) saw lower levels of demand beginning in June 2004. In addition, rupee weakness after Indian parliamentary elections in early May wiped out rupee gains in March and April which had encouraged gold buying in India during those months, and the Indian market was further weakened as buyers were discouraged by price volatility caused by currency movements.

The South African currency has again strengthened against the US dollar, gaining ground as a result against other major currencies as well. Since the end of the quarter, the rand has returned to an exchange rate of R6 to the US dollar, a level at which the currency traded five years ago. Whilst the Reserve Bank remains focused on an inflation target to guide its interest rate and monetary policy, it would seem that little relief will come from official policy in moderating the negative effects of the stronger currency on production and employment in the South African export industries.

In 2004, the spot price opened at $415 per ounce in January and closed at $394 per ounce in June 2004, compared with $346 per ounce in January 2003 and $345 per ounce in June 2003. The average spot price of gold was $401 per ounce during the six months ended June 30, 2004, $52 per ounce, or 15 percent, higher than $349 per ounce, the average spot price in the first six months of 2003. During the first six months of 2004, the highest spot price of gold was $430 per ounce compared to a high of $389 per ounce for the same period in 2003. The lowest spot price of gold was $388 per ounce during the six months ended June 30, 2004, 16 percent higher than $319 per ounce, the lowest spot price of gold for the same period ended June 30, 2003.

Operating review

Presented in the table below is selected operating data for AngloGold Ashanti for the six-month periods ended June 30, 2004 and 2003. The operating data gives effect to the acquisitions and dispositions discussed above as of the effective date of such acquisitions and dispositions:

Operating data for AngloGold Ashanti	Six months ended June 30,	
	2004	**2003**
Gold production (000 oz)	2,725	2,836
Total cash cost ($/oz)	260	204[1]
Total production cost ($/oz)	341	265[1]
Production costs ($ million)	652	600
Capital expenditure ($ million)	234	163[1]

[1] Operating data for 2003 has been restated to reflect the Company's reassessment of the useful life of on-reef Ore Reserve development expenditure with effect from January 1, 2004 as described under "Critical accounting policies – Ore Reserve development expenditure".

Gold production

For the six months ended June 30, 2004, AngloGold Ashanti's total gold production decreased by 111,000 ounces, or about 4 percent, to 2.73 million ounces from 2.84 million ounces produced in the same period in 2003. Gold production from operations located in South Africa decreased from 1,612,000 ounces produced in the six months to June 30, 2003, to 1,529,000 ounces produced over the same period of 2004 mainly due to a decrease in production due to lower grades and volumes mined at Tau Lekoa, TauTona, Mponeng and Savuka. Gold production in Mali decreased from 320,000 ounces produced in the six months to June 30,

2003, to 211,000 ounces over the same period of 2004 mainly due to lower recovered grade and area mined at Morila. Gold production in the North America and Australia regions decreased from 248,000 ounces and 226,000 ounces, respectively, produced in the six months to June 30, 2003, to 148,000 ounces and 184,000 ounces produced, respectively, over the same period of 2004, mainly due to the impact of the sale of Jerritt Canyon effective June 30, 2003 and the closure of Union Reefs mine in October 2003. In Argentina, gold produced at Cerro Vanguardia decreased from 109,000 ounces produced in the six months to June 30, 2003, to 82,000 ounces produced over the same period of 2004 mainly due to a change in the mining plan. Gold production from Navachab in Namibia decreased from 39,000 ounces produced in the six months to June 30, 2003, to 31,000 ounces produced over the same period of 2004.

Gold production in Tanzania at Geita increased by 107,000 ounces from 126,000 ounces in the six months ended June 30, 2003 to 233,000 ounces produced over the same period during 2004. This was mainly due to the impact of the additional 50 percent interest acquired in the mine during April 2004, as part of the completed AngloGold Ashanti Business Combination on the production of the current half year when compared with 2003, as well as having accessed higher grade mining areas. Operations situated in Ghana, Guinea and Zimbabwe acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination contributed 144,000 ounces of gold produced in the six months ended June 30, 2004. Gold production from operations located in Brazil increased from 156,000 ounces produced in the six months to June 30, 2003, to 163,000 ounces produced over the same period of 2004.

In the quarter ended June 30, 2004, gold production increased by 255,000 ounces, or 21 percent to 1,490,000 ounces from 1,235,000 ounces produced during the quarter ended March 31, 2004. This increase was mainly due to the contribution of operations acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination as well as a general increase in production in most operating regions, with the exception of Mali (at Morila and Sadiola).

Total cash cost and total production cost

Total cash costs for the six months ended June 30, 2004 was $260 per ounce, $56 per ounce, or 27 percent, higher than the cash costs of $204[1] per ounce recorded in the same period in 2003. This change was mainly due to substantially higher cash costs for the South African, Australian, Malian and Namibian operations in the six months ended June 30, 2004, which increased by 31 percent, 14 percent, 60 percent and 37 percent respectively, when compared to the same period in 2003. The increase in total cash costs at the South African and Australian operations was mainly due to the strengthening of the South African rand and Australian dollar relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R6.67 and R8.03 and the Australian dollar against the US dollar of A$1.35 and A$1.62, during the six months ended June 30, 2004 and 2003, respectively). The weaker US dollar against all local currencies accounted for nearly $32 per ounce, or 57 percent, of the total increase in total cash costs in the six months ended June 30, 2004 compared to the same period in 2003. Operations in Mali and Namibia recorded higher total cash costs in the six months ended June 30, 2004 mainly due to increases in reagent costs, diesel costs and mining contractor rates when compared to the same period in 2003.

Total cash costs for the three months ended June 30, 2004 were in line with total cash costs recorded in the quarter ended March 31, 2004.

Total production costs for the six months ended June 30, 2004 were $341 per ounce, $76 per ounce, or 29 percent, higher than the total production costs of $265[1] per ounce recorded in the same period of 2003. Total production costs per ounce in the quarter ended June 30, 2004 increased by 1 percent compared to the quarter ended March 31, 2004.

Restated to reflect the Company's reassessment of the useful life of on-reef Ore Reserve development expenditure with effect from January 1, 2004 as described under "Critical accounting policies – Ore Reserve development expenditure".

Reconciliation of total cash costs and total production costs to the condensed consolidated financial information

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting total production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry standard are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the Company's performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Company believes that total cash costs and total production costs in total and per ounce are useful indicators to investors and management as they provide:

- an indication of profitability, efficiency and cash flows;
- the trend in costs as the mining operations mature over time on a consistent basis; and
- an internal benchmark of performance to allow for comparison against other mining companies.

A reconciliation of production costs as included in the Company's unaudited condensed consolidated financial information to total cash costs and to total production costs for each of the six months ended

June 30, 2004 and 2003 is presented below. In addition the Company has provided below details of the attributable ounces of gold produced in total for each of those periods.

For the six months ended June 30,

(in $ millions, except as otherwise noted)

	2004	2003
Production costs per condensed consolidated financial information	652	600
Less:		
Rehabilitation costs & other non-cash costs	(13)	(6)
Plus:		
Inventory movement	33	9
Royalties	15	14
Related party transactions [1]	26	10
Adjusted for:		
Minority interests [2]	(10)	(6)
Non-gold producing companies and adjustments	5	(7)
Ore Reserve development adjustment [3]	-	(35)
Total cash costs	708	579
Plus:		
Depreciation, depletion and amortization	209	155
Employee severance costs	5	1
Rehabilitation and other non-cash costs	13	6
Adjusted for:		
Minority interests [2]	(4)	(4)
Non-gold producing companies and adjustments	(3)	(1)
Ore Reserve development adjustment [3]	-	15
Total production costs	928	751
Gold produced (000' ounces) [4]	2,725	2,836
Total cash costs per ounce [5]	260	204
Total production costs per ounce [5]	341	265

(1) Related party transactions is a separately disclosed item on AngloGold Ashanti's condensed consolidated statements of income. However, this expense relates solely to production costs as included in the Company's condensed consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(2) Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

(3) Restatement of on-reef Ore Reserve development as described under "Critical accounting policies – Ore Reserve development expenditure".

(4) Attributable production only.

(5) In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

Outlook

Production from the mines acquired from Ashanti as part of the Business Combination have been lower than expected due to a combination of factors, including the embargo imposed by the Guinean government in connection with the mine at Siguiri (see "Recent developments" below) and the effects of the continued under-capitalization of the Ashanti assets. Based on present indications, it is anticipated that it will take four to six quarters for re-capitalization of the Ashanti operations to begin to yield noticeable results. This would include addressing a number of issues, including a lack of development, equipment, planning as well as crusher and mill optimization, which currently negatively impact on production.

As a result, after concluding an in depth review of the Ashanti integration plan the Company now expects for the full year of 2004, to produce approximately 6.1 million ounces at a total cash cost of about $260 per ounce, assuming an exchange rate of R6.59 to the US dollar for the year. AngloGold Ashanti remains encouraged by the potential of these acquired assets.

Capital expenditures

Capital expenditure during the six months ended June 30, 2004 was $234 million compared with $163[1] million in the same period of 2003. This $71 million, or 44 percent, increase is primarily the result of the following factors: first, the $29 million increase in capital expenditure in South Africa, from $110 million spent in the six months to June 2003 to $139 million for the same period in 2004, mainly due to the Moab Khotsong and TauTona projects, second, the $15 million increase in capital expenditure in the Namibian region from $1 million recorded in the first six months of 2003 to $16 million spent in the six months ended June 30, 2004, mainly due to the purchase of a new mining fleet and, third, capital projects in Ghana ($10 million) and Guinea ($14 million) as part of AngloGold Ashanti's investment strategy following the AngloGold Ashanti Business Combination completed in April 2004. The Mali, Tanzania, North America, Argentina, Brazil and Australia regions recorded capital expenditures of $5 million, $4 million, $5 million, $6 million, $19 million and $13 million in the six months to June 2004, compared to $7 million, $4 million, $16 million, $3 million, $13 million and $6 million, respectively, in the same period in 2003. Capital expenditures on other minor projects at $3 million, remained unchanged for the six months ended June 30, 2004 when compared to the same period in 2003.

Compared with the three months ended March 31, 2004, capital expenditure increased by approximately 79 percent in the quarter ended June 30, 2004 mainly as a result of the factors discussed in the previous paragraph.

[1] Restated to reflect the Company's reassessment of the useful life of on-reef Ore Reserve development expenditure with effect from January 1, 2004 as described under "Critical accounting policies – Ore Reserve development expenditure".

Comparison of financial performance on a segment basis for the six months ended June 30, 2004 and 2003

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. In the six months ended June 30, 2004 the Company changed its presentation of segment information from a regional basis to operating segments by country. Following the change in the composition of reportable segments and where applicable, the Company has restated the corresponding items of segment information for all earlier periods presented.

Revenues

	Six months ended June 30,			
	2004		**2003**	
	US dollar, millions	**Percentage**	**US dollar, millions**	**Percentage**
Category of activity				
Product sales	1,050		972	
Interest, dividends and other	27		19	
Total revenues	1,077		991	
Geographical area data				
South Africa	607	56%	550	55%
Argentina	36	3%	42	4%
Australia	78	7%	82	10%
Brazil	76	7%	71	7%
Ghana [1]	54	5%	-	-
Guinea [1]	1	-	-	-
Mali	82	8%	111	11%
Namibia	13	1%	14	1%
North America	51	5%	83	8%
Tanzania [2]	77	8%	38	4%
Zimbabwe [1]	2	-	-	-
Corporate and other	-	-	-	-
Total revenues	1,077	100%	991	100%

[1] Operations acquired as part of the Business Combination between AngloGold and Ashanti.

[2] Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the Business Combination between AngloGold and Ashanti.

Assets

	At June 30, 2004		At December 31, 2003	
	US dollar, millions	**Percentage**	**US dollar, millions**	**Percentage**
Geographical area data				
Total segment assets				
South Africa	3,379	40%	3,123	56%
Argentina	238	3%	264	5%
Australia	613	7%	649	12%
Brazil	297	3%	286	5%
Ghana [1]	1,886	22%	-	-
Guinea [1]	143	2%	-	-
Mali	289	3%	301	5%
Namibia	32	-	30	1%
North America	410	5%	416	7%
Tanzania [2]	898	11%	154	3%
Zimbabwe [1]	3	-	-	-
Corporate and other	348	4%	359	6%
Total segment assets	8,536	100%	5,582	100%

[1] Operations acquired as part of the Business Combination between AngloGold and Ashanti.

[2] Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the Business Combination between AngloGold and Ashanti.

Comparison of financial performance for the six months ended June 30, 2004 and 2003

Revenues

Revenues from product sales and other income increased from $991 million in the first six months of 2003 to $1,077 million in the comparable period in 2004, representing a 9 percent increase over the period. This was primarily due to the increase in the gold price in 2004 as the average spot price of gold was $401 per ounce during the six months ended June 30, 2004, $52 per ounce, or 15 percent, higher than $349 per ounce, the average spot price in the first six months of 2003, partially offset by lower production as described above. The majority of product sales consisted of US dollar-denominated gold sales. When compared with the quarter ended March 31, 2004, revenues from product sales and other income were higher (by 14 percent from $503 million) in the second quarter of 2004 mainly as a result of the gold price.

Revenues from product sales from the South African operations increased by $49 million to $585 million over the six months ended June 30, 2004 from $536 million realized in the same period in 2003, as a direct result of the higher gold price. This was achieved despite a total decrease in gold production from operations located in South Africa by 82,000 ounces from 1,612,000 ounces produced in the six months to June 30, 2003, to 1,529,000 ounces produced over the same period of 2004.

Revenues from product sales derived from Mali decreased by $26 million to $82 million over the six months ended June 30, 2004 from $108 million realized in the same period in 2003, mainly as a result of a $37 million decrease in revenue from Morila due to lower recovered grade and area mined, being offset by increased revenues from Sadiola and Yatela.

Revenues from product sales derived from operations situated in Ghana, Guinea and Zimbabwe acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination amounted to $55 million for the six months ended June 30, 2004.

Revenues from product sales derived from Brazil increased by $4 million to $76 million over the six months ended June 30, 2004 from $72 million realized in the same period in 2003, mainly as a result of an increase in production.

Revenues from product sales from Tanzania, Namibia, Argentina, North America and Australia amounted to $77 million, $13 million, $36 million, $48 million and $78 million, respectively, during the first six months of 2004, compared to $38 million, $14 million, $40 million, $82 million and $82 million, respectively, during the same period in 2003.

Production costs

During the six month period ended June 30, 2004, AngloGold Ashanti incurred production costs of $652 million representing an increase of $52 million, or 9 percent, over $600 million recorded for the comparable period in 2003. Production costs recorded in the three months ended June 30, 2004 of $354 million, increased by $56 million from $298 million for the three months ended March 31, 2004.

This increase is primarily due to higher production costs in AngloGold Ashanti's South Africa operations, which increased by $40 million to $422 million in the first six months of 2004 from $382 million in the comparable period in 2003 mainly as a result of the strengthening of the South African rand relative to the US dollar. About 65 percent of AngloGold Ashanti's production costs were denominated in South African rands in the first six months of 2004.

Production costs recorded from operations situated in Ghana, Guinea and Zimbabwe acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination amounted to $37 million for the six months ended June 30, 2004.

Production costs recorded from the North American operations decreased by $31 million from $54 million recorded during the first six months of 2003 to $23 million during the same period in 2004, mainly due to the impact of the sale of Jerritt Canyon effective June 30, 2003.

Production costs recorded from operations in Mali, Tanzania, Namibia, Argentina, Brazil and Australia amounted to $29 million, $44 million, $10 million, $16 million, $28 million and $43 million, respectively, during the first six months of 2004, compared to $36 million, $27 million, $7 million, $14 million, $24 million and $56 million, respectively, during the same period in 2003.

Exploration costs

Exploration costs increased from $18 million in the six months ended June 30, 2003 to $20 million in the same period in 2004. During the six months ended June 30, 2004 a Representative Office was established in Beijing to seek exploration and business opportunities in China.

Related party transactions

Related party transactions increased from $10 million recorded in the first six months of 2003 to $26 million over the same period of 2004 mainly due to higher contract work generated by development activities.

General and administrative

General and administrative expenses increased from $23 million in the six months ended June 30, 2003 to $25 million in the same period of 2004, mainly due to due to integration expenses following the AngloGold Ashanti Business Combination and the strengthening of the South African rand relative to the US dollar.

Royalties

Royalties paid by AngloGold Ashanti increased from $14 million for the six months ended June 30, 2003, to $15 million paid in the comparable period in 2004. Royalties are mostly calculated based on a percentage of revenues and are payable to local governments.

Market development costs

Market development costs of $7 million recorded in the six months ended June 30, 2004, decreased by $1 million from $8 million recorded in the same period in 2003.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased by $54 million to $209 million in the first six months of 2004 when compared to $155 million recorded in the same period in 2003. In South Africa, depreciation, depletion and amortization expense increased by $42 million from $51 million incurred in the six months ended June 30, 2003 to $93 million in the same period for 2004 mainly as a result of the strengthening of the South African rand relative to the US dollar.

Depreciation, depletion and amortization expense recorded from operations situated in Ghana, Guinea and Zimbabwe acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination amounted to $17 million for the six months ended June 30, 2004.

Depreciation, depletion and amortization expense recorded from the North American operations decreased by $8 million from $28 million recorded during the first six months of 2003 to $20 million during the same period in 2004, mainly due to the impact of the sale of Jerritt Canyon effective June 30, 2003.

Depreciation, depletion and amortization expense recorded from operations in Mali, Tanzania, Namibia, Argentina, Brazil and Australia amounted to $24 million, $14 million, $1 million, $15 million, $12 million and $13 million, respectively, during the first six months of 2004, compared to $27 million, $4 million, $1 million, $15 million, $13 million and $16 million, respectively, during the same period in 2003.

Impairment of assets

In the six months ended June 30, 2004 the Company recorded an impairment of assets of $183 million relating to the purchase price allocated to goodwill in the Business Combination between AngloGold and Ashanti, as part of interim impairment testing performed in accordance with the provisions of SFAS142. An impairment of $12 million was recorded in the six months ended June 30, 2003 relating to the abandonment of exploration activities in the Australian region.

Interest expense

Interest expense increased by $16 million from $17 million recorded in the six months ended June 30, 2003 to $33 million in the same period in 2004, a 94 percent increase. The increase in interest expense from 2003 was mainly due to finance charges paid on the senior unsecured bonds issued in August 2003 (the corporate bond) and finance charges on the issuance of the $1,000,000,000 2.375 percent convertible bonds in February 2004.

Accretion expense

In the six months ended June 30, 2004 accretion expense of $3 million was recorded compared with $3 million in the same period in 2003, relating to the adoption of SFAS 143 "Accounting for Asset Retirement Obligations (ARO's)", with effect from January 1, 2003 as described by note F "Accounting change" to the condensed consolidated financial statements. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

Employment severance cost

Employment severance costs increased to $5 million during the six months ended June 30, 2004 from $1 million in the same period in 2003. Employment severance costs recorded for the six months ended June 30, 2004 relates to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa, TauTona and Savuka.

Profit/loss on sale of assets

The profit on sale of assets of $4 million recorded in the six months ended June 30, 2004 mainly comprises a profit on sale of the Western Tanami Project in Australia to Tanami Gold NL. The profit on sale of assets of $7 million recorded in the six months ended June 2003 related to the sale by AngloGold of its 70 percent interest in the Jerritt Canyon Joint Venture in North America to Queenstake Resources USA Inc. and its wholly owned Amapari Project in North Brazil.

Non-hedge derivative loss/gain

A loss on non-hedge derivatives of $71 million was recorded in the six months ended June 30, 2004 compared to a gain of $39 million in the same period in 2003 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes.

Deferred income and mining tax benefit/expense

Deferred income and mining tax expense decreased by $78 million from a net tax charge of $67 million recorded in the first six months of 2003, to a net tax benefit of $11 million in the same period in 2004. Charges for current tax in the first six months of 2004 amounted to $18 million compared to $49 million in the same period in 2003 reflecting the impact of the South African tax formula to the decrease in the earnings of the operations in that country. Deferred tax charges in the first six months of 2004 included tax benefits of $39 million compared with tax charges of $2 million related to non-hedge derivatives during the same period of 2003.

Cumulative effect of accounting change

The Company adopted SFAS 143 "Accounting for Asset Retirement Obligations (ARO's)" with effect from January 1, 2003. This resulted in a cumulative change in accounting policy effect of $3 million (net of provision for deferred taxation) reflected in the six-month period ended June 30, 2003.

Net loss/income

As a result of the factors detailed above, net income decreased by $263 million from a profit of $97 million in the first six months of 2003 to a loss of $166 million in the same period in 2004. For the quarter ended June 30, 2004 the Company recorded a net loss of $200 million mainly as a result of the impairment charge raised on the assets acquired from Ashanti. The Company recorded net income of $34 million for the three months ended March 31, 2004.

Liquidity and capital resources

Net cash provided by operating activities was $171 million in the first six months of 2004, $55 million, or 24 percent, lower than $226 million for the comparable period in 2003. This is mainly the result of higher unit cash costs per ounce, being partially offset by higher unit prices of gold over the first six months of 2004 compared with the same period in 2003. A detailed discussion of the movement in net income is included under "Comparison of financial performance for six months ended June 30, 2004 and 2003" above.

Investing activities during the first six months of 2004 resulted in a net cash outflow of $344 million compared with an outflow of $125 million in the first six months in 2003. This increase in cash outflows was the net result of acquisitions and disposals of operations and the additions to property, plant and equipment. During the six months ended June 30, 2004 AngloGold Ashanti received cash of $5 million relating mainly to the disposal of its interests in the Western Tanami Project in Australia and paid $126 million relating to the completed AngloGold Ashanti Business Combination in April 2004.

Additional cash outflows for investing activities during the six months ended June 30, 2004 relate to capital expenditures of $234 million, compared to $128 million in the same period in 2003, for major capital projects, including Moab Khotsong and TauTona in South Africa, and capital projects in Ghana and Guinea as part of AngloGold Ashanti's investment strategy following the AngloGold Ashanti Business Combination.

Net cash generated in financing activities over the first six months of 2004 amounted to an inflow of $214 million, a increase of $435 million from an outflow of $221 million in the comparable period of 2003, comprising normal scheduled loan repayments in terms of other loan facilities of $114 million, the repayment of the $400 million unsecured syndicated loan facility (which was repayable in May 2004) amounting to $232 million, the repayment of $200 million under the $600 million unsecured syndicated loan facility (repayable in February 2005) and the repayment of $139 million under a revolving credit facility acquired as part of the AngloGold Ashanti Business Combination. Proceeds from loans during the six months ended June 30, 2004 amounted to $1,019 million, which included $991 million raised through the issuance of $1,000,000,000 2.375 percent convertible bonds in February 2004. The bonds, due in 2009 are convertible into AngloGold American Depositary Shares (ADSs) and are guaranteed by AngloGold Ashanti. The Company made dividend payments of $122 million (50 US cents per ordinary share) in the six months ended June 30, 2004 compared with dividends of $190 million (82 US cents per ordinary share) paid in the same period in 2003, a 36 percent decrease.

As a result of the items discussed above, at June 30, 2004, AngloGold Ashanti had $555 million of cash and cash equivalents compared with $505 million at December 31, 2003, an increase of $50 million, or 10 percent. At June 30, 2004, the Company had a total of $636 million available but undrawn under its credit facilities.

During 2004, approximately $341 million of AngloGold Ashanti's debt is scheduled to mature. The $600 million unsecured syndicated loan facility becomes due in February 2005. The amount drawn under this facility was $265 million as at June 30, 2004. The Company expects to finance the repayment of debt scheduled to mature in 2004 and 2005 from existing cash resources, cash generated from future operations, its existing debt facilities and, potentially, future debt facilities or debt instruments.

Critical accounting policies

The preparation of AngloGold Ashanti's financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of our critical accounting policies, please see "Item 5: Operating and financial review and prospects – Critical accounting policies" in our Annual Report on Form 20-F for the year ended December 31, 2003 which was filed with the United States Securities and Exchange Commission (SEC) on March 19, 2004. In the six months ended June 30, 2004, the Company has reassessed the useful life of on-reef Ore Reserve development expenditure as described below:

Ore Reserve development expenditure

The Company has reassessed the useful life of on-reef Ore Reserve development expenditure with effect from January 1, 2004, with a resulting change in the rate of amortization pertaining to such development on a prospective basis. This adjustment in the rate of amortization pertaining to such development expenditure has been accounted for prospectively as a change in estimate. The effect of this change in estimate on the results for the six months ended June 30, 2004 is as follows:

| | Six months ended June 30, 2004 | | |
| | (in US Dollars, millions, except for share data) | | |
	Impact	Per basic common share (cents)	Per diluted common share [1] (cents)
Income before income tax provision	20	8	8
Deferred income and mining tax	(9)	(4)	(4)
Net income	11	4	4

[1] The calculation of diluted earnings per common share for the six months ended June 30, 2004 did not assume the effect of 10,566,356 shares issuable upon the exercise of Convertible Bonds as their effects are ant-dilutive for this period.

Contractual obligations

In addition to the contractual obligations as disclosed in our Annual Report on Form 20-F for the year ended December 31, 2003 the Company, through its wholly-owned subsidiary AngloGold Holdings plc., issued $1,000,000,000 2.375 percent convertible bonds in February 2004. The bonds, due in 2009 are convertible into AngloGold American Depositary Shares (ADSs) and are guaranteed by AngloGold Ashanti. Expected cash outflow from the issuance of these bonds amounts to $23.75 million per annum representing semi-annual coupon payments, with the last payment due February 2009.

Heap leach inventory

The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory. As at June 30, 2004, $102 million was classified as short term compared with $101 million as at December 31, 2003 as AngloGold Ashanti expects the related gold to be recovered within twelve months. As at June 30, 2004, $22 million was classified as long term compared with $7 million as at December 31, 2003.

Hedging overview

AngloGold Ashanti manages its revenue risk through an actively directed forward sales program. The board of directors has given management a mandate to target a hedging level of no more than 30 percent of five years' gold production spread over a ten-year period. In addition, management continues to have the latitude to put new forward-pricing contracts in place where the gold price and operating circumstances make this necessary or prudent.

At June 30, 2004, the net delta hedge position of AngloGold Ashanti was at 12.5 million ounces at a spot price of gold of $393.25 per ounce. This net delta volume was made up of an amount of 7 million ounces in the original AngloGold Limited hedge, and 5.5 million ounces of hedge acquired as part of the AngloGold Ashanti Business Combination completed in April 2004. The net delta hedge position reflects a reduction of 1.5 million ounces in the net size of the combined AngloGold Ashanti hedges compared with the quarter ended March 31, 2004. The marked-to-market valuation of this position at June 30, 2004 was negative $927 million, reflecting the increase in the size of the net delta hedge following the AngloGold Ashanti Business

Combination. The Company has continued to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future production of gold.

AngloGold Ashanti's net delta open hedge position at June 30, 2004

At June 30, 2004, AngloGold Ashanti had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the combined company on this date was 12.5 million ounces (at March 31, 2004, AngloGold Limited's total net delta hedge tonnage was 8.16 million ounces; Ashanti Goldfields Company Limited reported a total net delta tonnage of 5.8 million ounces. These figures include each company's attributable share of 50 percent in Geita). This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2004.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $927 million at June 30, 2004 (at March 31, 2004: AngloGold Limited reported a valuation of negative $652 million, Ashanti Goldfields Company Limited reported a marked-to-market value of negative $562 million). These values were based on a gold price of $393.25 per ounce, exchange rates of R/ $6.16 and A$/ $0.69 and the prevailing market interest rates and volatilities at that date.

At July 28, 2004, the marked-to-market value of the hedge book was a negative $864 million based on a gold price of $387.75 per ounce and exchange rates of R/ $6.2950 and A$/ $0.7006 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, or of the future impact on the revenue, of the Company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

AngloGold Ashanti's hedge position as at June 30, 2004

The following table indicates AngloGold Ashanti's gold hedge position at a weighted average settlement price as at June 30, 2004 (references in the table to "$" are to the US dollar, references to "A$" are to the Australian dollar and references to "BRL" are to the Brazilian real):

Year	2004	2005	2006	2007	2008	2009-2013	Total
DOLLAR GOLD							
Forward contracts Amount (kg)	26,749	51,523	40,416	38,519	28,256	60,719	246,182
$ per oz	$326	$329	$341	$343	$360	$367	$346
Put options purchased Amount (kg)	2,351	3,381	5,481	1,455			12,668
$ per oz	$349	$347	$355	$292			$345
*Delta (kg)	600	808	1,286	85			2,779
Put options sold Amount (kg)	7,900	2,799	4,354				15,053
$ per oz	$343	$345	$339				$342
*Delta (kg)	987	462	720				2,169
Call options purchased Amount (kg)	7,706	5,401	1,538	2,003			16,648
$ per oz	$343	$347	$370	$361			$349
*Delta (kg)	7,170	4,407	1,107	1,553			14,237
Call options sold Amount (kg)	17,977	34,094	22,208	19,714	20,977	44,026	158,996
$ per oz	$368	$345	$351	$342	$353	$368	$356
*Delta (kg)	12,831	27,655	17,459	16,444	17,218	36,013	127,620
RAND GOLD							
Forward contracts Amount (kg)						933	933
Rand per kg						R116,335	R116,335
Put options purchased Amount (kg)	3,266		1,875				5,141
Rand per kg	R79,931		R93,602				R84,917
*Delta (kg)	2,055		723				2,778
Put options sold Amount (kg)	6,793		1,400				8,193
Rand per kg	R80,570		R88,414				R81,910
*Delta (kg)	4,953		516				5,469
Call options purchased Amount (kg)	9,126						9,126
Rand per kg	R80,414						R80,414
*Delta (kg)	2,896						2,896
Call options sold Amount (kg)	2,340	3,745	5,621	746	2,986	8,958	24,396
Rand per kg	R110,375	R148,690	R131,389	R173,119	R187,586	R216,522	R171,444
*Delta (kg)	23	42	1,395	73	313	1,570	3,416
A DOLLAR GOLD							
Forward contracts Amount (kg)	7,434	3,888	9,331	8,398	3,110	8,367	40,528
A$ per oz	A$548	A$663	A$664	A$640	A$656	A$635	A$631
Put options purchased Amount (kg)							
A$ per oz							
*Delta (kg)							
Put options sold Amount (kg)	467						467
A$ per oz	A$572						A$572
*Delta (kg)	352						352
Call options purchased Amount (kg)		3,110	6,221	3,732	3,110	6,221	22,394
A$ per oz		A$724	A$673	A$668	A$680	A$712	A$691
*Delta (kg)		363	2,689	1,929	1,827	3,921	10,729
Call options sold Amount (kg)	1,866						1,866
A$ per oz	A$566						A$566
*Delta (kg)	601						601
Total net gold: Delta (kg)	33,935	78,684	65,578	60,037	47,070	103,681	388,985
Delta (oz)	1,091,042	2,529,744	2,108,380	1,930,243	1,513,345	3,333,407	12,506,161

*   The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2004.

The following table indicates the Company's currency hedge position at June 30, 2004

	Year	2004	2005	2006	2007	2008	2009-2013	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)							
	Rand per $							
Put options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Put options sold	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options sold	Amount ($)	75,000						75,000
	Rand per $	R6.46						R6.46
	*Delta ($)	7,706						7,706
A DOLLAR (000)								
Forward contracts	Amount ($)		55,237					55,237
	$ per A$		$0.59					$0.59
Put options purchased	Amount ($)							
	$ per A$							
	*Delta ($)							
Put options sold	Amount ($)							
	$ per A$							
	*Delta ($)							
Call options purchased	Amount ($)							
	$ per A$							
	*Delta ($)							
Call options sold	Amount ($)							
	$ per A$							
	*Delta ($)							
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)							
	$ per BRL							
Put options purchased	Amount ($)	6,600	600					7,200
	$ per BRL	BRL3.09	BRL3.38					BRL3.11
	*Delta ($)	1,892	290					2,182
Put options sold	Amount ($)	5,100	600					5,700
	$ per BRL	BRL2.79	BRL3.21					BRL2.83
	*Delta ($)	220	214					434
Call options purchased	Amount ($)							
	$ per BRL							
	*Delta ($)							
Call options sold	Amount ($)	6,600	600					7,200
	$ per BRL	BRL3.19	BRL3.55					BRL3.22
	*Delta ($)	3,602	233					3,835

*   The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2004.

Recent developments

Embargo by the Government of Guinea for Siguiri Mine

On May 26, 2004, the Company announced that the Government of Guinea had placed an embargo on imports and exports by AngloGold Ashanti's Siguiri Mine. This was followed by a further announcement on June 14, 2004 in which the Company advised that constructive discussions had commenced and that the supply of diesel fuel to the mine had resumed. However, the embargo on the export of gold from Siguiri remains in place. AngloGold Ashanti is using its best efforts to bring this undesirable state of affairs to a speedy and satisfactory resolution.

Three-day strike at Morila

On June 21, 2004, AngloGold Ashanti announced that talks between management and union representatives were continuing, following the return to work by the workforce after a three day strike at Morila.

Termination – sale of Union Reefs Gold Mine

Following an announcement made on November 14, 2003 in which the Company advised that an agreement had been entered into for the sale of Union Reefs Gold Mine and associated assets and tenements, AngloGold Ashanti advises that the agreement has been terminated and related negotiations for the sale have ceased but that the Company continues to explore other options for the sale of these gold mining assets.

AngloGold Ashanti acquires 29.9 % stake in Trans-Siberian Gold plc

On July 1, 2004 AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc for the acquisition of a 29.9 percent stake in the company through an equity investment of approximately £17.6m (approximately $32 million). This first move into Russia allows AngloGold Ashanti the opportunity of establishing an association with credible partners familiar with the environment.

Forward-looking statements

Except for historical information, there may be matters discussed in this interim report that are forward-looking statements. In particular, the statements made under "Gold market" regarding the future performance of the gold and currency markets, "Operating review – Outlook" regarding the future operating performance and "Liquidity and capital resources" regarding sources of financing of future debt repayments are forward looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of the Company's business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward–looking statements, refer to AngloGold's annual report on Form 20-F for the year ended December 31, 2003 which was filed with the United States Securities and Exchange Commission (SEC) on March 19, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 30, 2004   By: /s/ C R BULL

                                                 Name: C R Bull
                                                 Title: Company Secretary